October 7, 2013

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Christian Windsor

Re:	Acceleration Request for Stonegate Mortgage Corporation

Registration Statement on Form S-1 (File No. 333-191047)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Stonegate Mortgage Corporation, and of the underwriters that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington D.C. time, on October 9, 2013, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me at (212) 558-4312 or by email (downesr@sullcrom.com).

Very truly yours,

/s/ Robert W. Downes

Robert W. Downes

(Attachments)

cc:	Joshua Samples

(Division of Corporation Finance)

[Stonegate Mortgage Corporation Letterhead]

October 7, 2013

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Christian Windsor

Re:	Acceleration Request for Stonegate Mortgage Corporation

Registration Statement on Form S-1 (File No. 333-191047)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Stonegate Mortgage Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-191047 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Washington, D.C. time, on October 9, 2013, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	-2-
October 7, 2013

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert W. Downes at Sullivan & Cromwell LLP at (212) 558-4312.

Very truly yours,

Stonegate Mortgage Corporation

By:	/s/ Barbara A. Cutillo
Name:	Barbara A. Cutillo
Title:	Chief Administrative Officer

cc:	Joshua Samples

(Division of Corporation Finance)

Robert W. Downes

(Sullivan & Cromwell LLP)

October 7, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stonegate Mortgage Corporation

Registration Statement on Form S-1 (SEC File No. 333-191047)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Stonegate Mortgage Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on October 9, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,144 copies of the Preliminary Prospectus dated September 30, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
BARCLAYS CAPITAL INC.
FBR CAPITAL MARKETS & CO.

As Representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew Rosenburgh
	Name:	Andrew Rosenburgh
	Title:	Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

By:	FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
	Name:	Paul Dellisola
	Title:	Senior Managing Director